ONLINETEL LAUNCHES FREEZONE LONG DISTANCE SERVICE

TORONTO, October 23rd, 2003/ - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that its VoIP (Voice over Internet Protocol) subsidiary, Onlinetel, will launch its new Freezone long distance service on November 1, 2003. Freezone will pick up where a highly successful promotion left off. Over the last 16 months, Onlinetel powered a free ad-based long distance vision, which sponsored over 40 million long distance calls, over half a billion minutes and saved consumers an estimated $50 million to a greater free area in Ontario than ever before.

After providing free long distance between select cities for over 7 years, Onlinetel will continue connecting Ontarians as Freezone is launched on November 1. Freezone will be available for an annual administration fee of only $20.00. A brief message will be heard before each call. The service will be available 24 hours per day, 7 days per week, with no hidden fees or per minute charges. Registrations are made by visiting "http://www.onlinetel.com/newoffer">www.onlinetel.com/newoffer.

Along with the substantial progress experienced by its 10-10-580 segment, with current weekly revenue up 275% over the prior year, Eiger anticipates that contributions from Freezone will significantly impact cash flow and ramp up profitability at Onlinetel going forward.

While continuing to expand Ontario Freezone, Onlinetel will launch Quebec Freezone initially linking Montreal and Quebec City in November 2003, with plans to roll out a British Columbia Freezone in early 2004. In conjunction with its Freezone expansion, Onlinetel will launch a Quebec 10-10 service in November 2003.

Management update: Gerry Racicot, president and CEO of Eiger, has assumed the responsibilities of president of Onlinetel as Joe Vos resigned on July 14, 2003. Mr. Racicot maintains his previous role as CEO of Onlinetel. Mr. Vos is currently being contracted to deal with sales on certain key accounts, establishing and sustaining various carrier arrangements and participating in the development of marketing programs. Mr. Vos is no longer part of management and as such, has no signing authority for the company, has no further authority to bind the company in any fashion or on any undertakings, may no longer manage staff and reports directly to Mr. Racicot on all matters.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at "http://www.eigertechnology.com/">www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.